Filed by Maxtor Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Maxtor Corporation

Commission File No.: 001-16447

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between Seagate and Maxtor and the future financial performance of Seagate. These forward-looking statements are based on information available to Seagate and Maxtor as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond Seagate’s or Maxtor’s control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for disc drives; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current disc drive products; and the adverse impact of competitive product announcements and possible excess industry supply with respect to particular disc drive products. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2005 and Quarterly Report on Form 10-Q as filed with the SEC on October 28, 2005, and Maxtor’s Annual Report on Form 10-K/A for fiscal year 2004 and Quarterly Report on Form 10-Q for the third quarter ended October 1, 2005 as filed with the SEC. These forward-looking statements should not be relied upon as representing Seagate’s or Maxtor’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving Seagate and Maxtor. In connection with the proposed transaction, Seagate plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Seagate and Maxtor plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement / Prospectus will be mailed to stockholders of Seagate and Maxtor. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Seagate and Maxtor through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Seagate by directing a request to Seagate Technology, 920 Disc Drive, P.O. Box 66360, Scotts Valley, California 95067, Attention: Investor Relations (telephone: (831) 439-5337) or going to Seagate’s corporate website at www.Seagate.com, or from Maxtor by directing a request to Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035, Attention: VP of Investor Relations (telephone: 408-894-5000) or going to Maxtor’s corporate website at www.Maxtor.com.

Seagate and Maxtor, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Seagate’s directors and executive officers is contained in Seagate’s Annual Report on Form 10-K for the fiscal year ended July 1, 2005 and its proxy statement dated October 7, 2005, which are filed with the SEC. Information regarding Maxtor’s directors and executive officers is contained in Maxtor’s Annual Report on Form 10-K/A for the fiscal year ended December 25, 2004 and its proxy statement dated April 11, 2005, supplemental proxy statement dated May 10, 2005 and Current Report on Form 8-K dated August 24, 2005, which are filed with the SEC. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Filed below is a transcript of the Seagate Technology Acquisition of Maxtor Corporation Conference Call on December 21, 2005.

Final Transcript

Conference Call Transcript

STX - Seagate Technology Acquisition of Maxtor Corporation Conference Call

Event Date/Time: Dec. 21. 2005 / 5:00AM PT

CORPORATE PARTICIPANTS

Bill Watkins

Seagate Technology—President & CEO

C.S. Park

Maxtor Corporation—Chairman & CEO

Charles Pope

Seagate Technology—CFO

Dave Wickersham

Seagate Technology—COO

Brian Dexheimer

Seagate Technology—EVP, Sales & Marketing

Duston Williams

Maxtor Corporation—EVP & CFO

CONFERENCE CALL PARTICIPANTS

Rich Kugele

Needham & Company—Analyst

Kevin Hunt

Thomas Weisel Partners—Analyst

Mark Moskowitz

JPMorgan—Analyst

Laura Conigliaro

Goldman Sachs—Analyst

Andrew Neff

Bear Stearns—Analyst

Keith Bachman

Banc of America Securities—Analyst

Kathy Huberty

Morgan Stanley—Analyst

Clay Sumner

Friedman Billings Ramsey—Analyst

Shaw Wu

American Technology Research—Analyst

Eric Rubel

Analyst

Robin Shaw

Analyst

Toby Kram

Analyst

Paul Wu

Lehman Brothers—Analyst

Will Harrington

Wall Street Access—Analyst

Phil Rowe

Susquehanna Financial Group—Analyst

Aaron Rakers

A.G. Edwards—Analyst

PRESENTATION

Operator

Welcome to the Seagate Technology and Maxtor Corporation announcement conference call. This call is being recorded and will be available for replay beginning after 5:30 PM Eastern time today through January 3, 2006. The replay can be accessed by dialing 800-642-1687 and 706-645-9291 for callers outside the U.S. and Canada. When prompted, enter the pass code number 3729125. The subject matter discussed in the call to follow will be addressed in a joint proxy statement prospectus to be filed with the SEC. You are urged to read it when it becomes available because it will contain important information. Information regarding the persons who may under the rules of the SEC be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the proxy statement prospectus filed when it is filed with the SEC.

Additionally in this call forward-looking statements will be made within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements related to the benefits of the proposed transaction between Seagate and Maxtor and the future financial performance of Seagate. These forward-looking statements are based on information available to Seagate and Maxtor as of the date of this release and current expectations, forecasts, and assumptions may involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors some of which are beyond Seagate’s or Maxtor’s control. In particular such risks and uncertainties include difficulties encountered in integrating merged businesses, the risk that the transaction does not close including the risk that the requisite stockholder and regulatory approvals may not be obtained, variable demand and the aggressive pricing environment for disk drives, dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current disk drive products, and the adverse impact of competitive product announcements and possible excess industry supply with respect to particular disk drive products.

Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s annual report on form 10-K as filed with the SEC on August 1, 2005 and quarterly report on form 10-Q as filed with the SEC on October 28, 2005 and Maxtor’s annual report on form 10-K/A for fiscal year 2004 and quarterly report on form 10-Q for the third quarter ended October 1, 2005 as filed with the SEC. These forward-looking statements should not be relied upon as representing Seagate’s or Maxtor’s views as any subsequent date and neither undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

I would now like to turn the conference over to our host, Bill Watkins, President and CEO of Seagate Technology.

Bill Watkins—Seagate Technology—President & CEO

Thank you. Good morning and thank you for joining us today to discuss the transaction Seagate and Maxtor announced jointly this morning. This is an exciting step for both companies and Dr. C.S. Park, Chairman and CEO of Maxtor, Charles Pope, Seagate’s CFO, are here with me to discuss the transaction and our optimism about the combined Company’s strength in the highly competitive and challenging storage industry. We are also joined by Steve Luczo, Seagate’s Chairman, Dave Wickersham, Seagate’s Chief Operating Officer, Brian Dexheimer, Seagate’s Executive Vice President of sales and marketing, and Duston Williams, Maxtor’s Chief Financial Officer, who will be available for Q&A.

We are all very enthusiastic about the strategic combination and believe it will provide value for shareholders of both companies. Indeed the combined company will be better positioned to anticipate and serve demands of our customers in a highly competitive global data storage market. Now let me go over the terms of the proposed transaction.

Seagate and Maxtor have entered into a definitive agreement under which Seagate will acquire Maxtor in a stock transaction valued at approximately $1.9 billion. Under the terms of the agreement, which has been unanimously approved by both the Boards of Directors of both companies, Maxtor shareholders will receive 0.37 shares of Seagate common stock for each Maxtor share they own. When the transaction is completed, Seagate shareholders will own approximately 84% and Maxtor shareholders will own approximately 16% of the combined company. The combined company is expected to generate significant synergies, and we expect the transaction to be at least 10 to 20% accretive to Seagate on a cash earning per share basis after the first full year of combined operations.

As with other past combinations of disk drive manufacturers, we anticipate revenue attrition to result from this combination. Synergy excellence take into account anticipated revenue attrition. It is estimated that incremental revenues will generate gross margins that are in line with the high end of Seagate’s stand-alone model. In addition, the combined company expects to achieve approximately $300 million of annual operating expense savings in connection with the transaction after the first full year of integration. We expect the transaction will be completed in the second half of calendar 2006 subject to shareholder approval and the customary regulatory approvals.

This combination of Seagate and Maxtor is compelling from both a strategic and financial perspective. To start, the acquisition will build on Seagate’s foundation as a premier global hard disk drive company, enabling the company to further leverage its substantial scale to drive product innovation, maximize production efficiency, and realize significant cost synergies. The combined company will be better positioned than either company on a stand-alone basis to accelerate delivery of a diverse set of compelling and cost-effective solutions to the growing customer base of a wide range of storage products.

Let me give you some perspective on our strategic rationale for this transaction. To start, we’re very optimistic about the future of the storage industry. Demand for storage is at record levels and growing. Fundamental changes in the way the world creates and uses digital content are driving the creation of new applications. New product categories require a broad range of storage technology, generating growth in demand from a diverse customer base for innovative new hard disk drives. We believe technological innovation, product innovation, and competitive prices will be crucial to ongoing success in this market environment. We continue to see tremendous opportunity for growth in demand for hard disk drives, which remain a cost-effective enabling technology for an increasingly wide range of products and applications globally.

Given our optimism about the future of the industry and our assessment of the resources needed to strengthen our position in the broader storage market, we believe we can best meet market demand and maximize shareholder value through the infusion of new resources. The acquisition of Maxtor will give us those resources, providing the opportunity to achieve greater scale to support a level of R&D investment that will continue to drive technology advances in the industry, as well as reduce supply chain cost across a broader product set and to expand more quickly into new markets.

With that overview, I will turn the call over to C.S. Park.

C.S. Park—Maxtor Corporation—Chairman & CEO

Thanks, Bill. Let me start by saying that Maxtor’s Board and management fully support this transaction and we expect it will give rise to increase the value of the combined shareholder base. Maxtor’s shareholders in particular will benefit through an attractive premium in addition to an ownership interest in the combined entity. I am also personally very excited about this opportunity for Maxtor. Our decision to be acquired by Seagate was influenced by many factors, chief among them the opportunity to strengthen both our financial and competitive position in the overall storage market. We will benefit from combining with the industry’s technology leader with an extensive R&D platform and a broader product set and customer base.

We enter this transaction with a firm belief that growth and prosperity prospects for the combined company will exceed Maxtor’s on a stand-alone basis and the benefits of the combination will be realized more quickly than those that would be achieved by our current turnaround plan. Through the combination of Seagate and Maxtor, we will leverage our combined technical resources to deliver to our customers an even more compelling and diverse set of products and get them to market more quickly and more competitive prices. With our current strength, combined with Seagate’s industry-leading aerial density and mature high-end products, we believe the combined company will be better positioned to deliver innovative new storage solutions and will have increased effective capacity to better meet the growing demand for higher capacity hard disk drive products.

The combination with Seagate represents a major milestone in our history to date. And I want to thank all of our employees worldwide, our customers, our suppliers, and our loyal investors for their dedication in building the company into a global hard disk drive leader. This is in no way the end of the story for Maxtor, but rather a bold and positive step into our next chapter of value enhancement for our shareholders.

With that, I will turn the call over to Charles Pope, who will go into more detail on the financial benefits of this transaction.

Charles Pope—Seagate Technology—CFO

Thank you, C.S. As Bill highlighted, we believe that there are significant synergies available to Seagate through this transaction. I wanted to add more of the detail underlying these assumptions, as well as to highlight some of the elements of our integration planning and our commitment to successfully completing this transaction. Those of you who have followed Seagate over the years know that the company has significant experience with mergers and acquisitions. I think it is worthwhile to highlight how we think about this combination relative to other transactions we’ve completed and others that you may have followed in the industry.

Specifically we believe that the integration challenge and risk associated with this transaction is low compared to other combinations that have taken place in the storage industry. In contrast to other combinations that entailed significantly more complex manufacturing and technical integration roadmaps, we think that the story here is one of leveraging the ability to scale an established model of owning the key component technologies, broad product coverage, and a proven manufacturing infrastructure.

Through the addition of incremental volumes, we are confident that we will be well positioned to drive attractive incremental margins while continuing to accelerate innovation, lower cost, and lower prices for our customers. The principal sources of cost synergies include eliminating duplicative overhead, fixed costs, and other operating expenses, as well as reduced overall product and component costs achieved from extending Seagate’s vertically integrated platform to the combined enterprise.

As Bill mentioned, the margins associated with incremental volumes that we push through our infrastructure are high. We have suggested that the incremental volume should deliver gross margins that are in line with the high-end of the stand-alone gross margin model we have previously discussed with you, which is approximately 24 to 26%. We have calculated that the incremental gross margins on revenues we organically generate are approximately 35% during a given period of time. This gives you some way to frame the benefits we derive from leveraging volumes over our fixed manufacturing base.

We are guiding you to the high-end of our existing margin model and not the 35% figure because we do need to add incremental fixed investments to accommodate incremental volumes for Maxtor and we want to build in some conservatism. We have highlighted the significant operating expense savings we think we can achieve through this transaction. Due to these below the line savings and due to the high incremental gross margins available to us, we can withstand significant revenue attrition and still have an accretive transaction on a cash earnings per share basis.

If we do a good job for our customers, we believe the levels of revenue attrition will be modest, but I did want to help you understand that we have the ability to absorb significant revenue attrition and still deliver an attractive accretion outcome. Again we want you to know that we are taking the execution plan seriously. There are many things that Maxtor brings to the table that we need to thoughtfully incorporate into the Seagate organization.

For example, Maxtor’s media operations represent an attractive capability that we need to carefully harness to augment Seagate’s existing media capacity. Maxtor’s operations in China also should afford us the capacity to further ramp volumes in a low-cost environment. Maxtor has a valuable pool of engineering talent. We want to keep their best and brightest so that together we can further drive innovation for our customers. Maxtor’s retail relationships and brand presence are also important assets that we want to integrate and grow.

Now let me turn to a discussion of items that pertain to our balance sheet. We anticipate one-time cash restructuring and other costs associated with this transaction to be approximately $500 million. These costs will be used for such things as lease write-off, severance, and other contingencies. Importantly the one-time costs will include provisions for retention payments for selected Maxtor employees. We think it is very important that we retain key skills and capabilities within the Maxtor operation prior to the close of the transaction and during the subsequent integration period.

In addition to assuming the cash on Maxtor’s balance sheet at the time of closing, Seagate will assume Maxtor’s two existing convertible debentures. The conversion price on each of the debentures will be adjusted based on the 0.37 exchange ratio.

Finally, let me comment on our outlook on share repurchase and dividends. Seagate has a very strong balance sheet and a high degree of financial flexibility. We expect to have more than adequate financial resources to implement the integration and execution roadmap associated with the Maxtor transaction. Accordingly our dividend will remain intact. With respect to share repurchases, as many of you know, we have received authorization from our Board of Directors to buy back up to $400 million of Seagate stock. To date we have not been able to repurchase any stock as we needed to first restructure the terms of our credit facility and because of the status of the merger discussions with Maxtor.

While we certainly believe we have more than adequate resources to affect the buyback on a near-term basis, our ability to execute on a buyback likely will be constrained due to the limitations of the federal securities laws given the pendency of this transaction. We may be able to repurchase modest amounts of our stock prior to mailing our proxy in order to offset stock option dilution.

As you probably know, we cannot conduct business on a combined basis until the consummation of the transaction, but we are able to engage in integration planning in advance of the transaction closing. We have appointed Dave Wickersham, Seagate’s Chief Operating Officer, to lead our integration team. He and his counterparts at Maxtor have made good progress in thinking through the integration roadmap and execution plan. We will be able to share additional details about this as well as provide you with more granular combined company forecasts as we get more visibility on the closing of the transaction.

The final point I want to cover relates to the commitment that Seagate has to complete this transaction. We are prepared to work aggressively to see this transaction through to successful closure as announced. We will work very constructively with the regulators to make this happen. Evidence of our commitment is underscored by the significant termination of fee of $300 million that we are obligated to pay to Maxtor under certain conditions.

I think this helps you understand how motivated we are to complete this transaction successfully. Now I want to hand the call back over to Bill for some concluding comments.

Bill Watkins—Seagate Technology—President & CEO

Thanks, Charles. I hope you can appreciate why C.S. and I, along with the rest of our management teams are so excited about this transaction. We have long demonstrated our commitment to creating shareholder value, and the combination of Seagate and Maxtor will deliver increased value to the shareholders of both companies. Over the long-term the combined company will be better positioned to accelerate delivery of a diverse set of compelling and cost-effective solutions for a wide range of storage products to our growing customer base.

Moreover we have tangible, achievable opportunities for value creation through expense savings, high margin incremental revenues, and significant earning per share accretion. With that, we will be happy to take your questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Rich Kugele, Needham and Company.

Rich Kugele—Needham & Company—Analyst

Congratulations. First, C.S. if you could give us a little color on the rationale for perhaps not doing the transaction but doing the transaction now versus waiting perhaps until you launch your 160 Gig per platter which theoretically if it were successful could have increased the price of the transaction.

C.S. Park—Maxtor Corporation—Chairman & CEO

Thank you for the question. Obviously the timing, you never know when is the best timing, but obviously the Board went through a very serious process of considering various strategic options and alternatives. And we really were impressed with what Seagate offers in terms of future growth and prospects, so the Board had a very unanimous conclusion on this matter considering the opportunities we have, as well as challenges ahead of us as part of this industry. So I am very (indiscernible) feel confident about the timing as well. Thank you.

Rich Kugele—Needham & Company—Analyst

I guess secondly, Bill, interested in your thoughts on Maxtor’s plans for a media facility in Thailand. It was going to be fairly expensive, complicated endeavor. Can you give us some initial thoughts on what your intentions might be with that? Then even further, what would be the changes if any that you would expect for the supply chain that has helped both Maxtor and yourselves?

C.S. Park—Maxtor Corporation—Chairman & CEO

If you don’t mind, this is C.S. I will answer. As you know very well, we have been implementing a plan and designed a move to Asia. Obviously Thailand was initially preferred choice but we’re looking at financing options and many other alternatives. So still we’re evaluating lots of situations within Asia so this is a part of our planning process; certainly we will consider every aspect of relevance to this particular Asian operation.

Dave Wickersham—Seagate Technology—COO

Rich, Dave Wickersham. Let me just add as far as the supply chain, both teams, Maxtor and Seagate, our focus will continue to be the day-to-day operations and supporting our customers through the close of the transaction, as you might imagine. We both have very critical suppliers that are required to meet both our tactical and strategic objectives. And following the close of the transaction we’re going to evaluate our long-term supply chain strategies.

Operator

Kevin Hunt, Thomas Weisel Partners.

Kevin Hunt—Thomas Weisel Partners—Analyst

A couple questions actually. Kind of along those similar lines what you were just answering there, Dave, is the Maxtor brand going to still exist? And how much of Seagate’s technology then will be leveraged to produce say a Maxtor drive? So that is the first question and the second one, maybe is more of a C.S. part. Were there other bidders involved in this and is this a done deal for Maxtor’s perspective or is there a chance that someone else might come in and bid higher?

Bill Watkins—Seagate Technology—President & CEO

This is Watkins here, Kevin. I’m going to have Brian here talk about the branding question.

Brian Dexheimer—Seagate Technology—EVP, Sales & Marketing

I think it’s too early to determine what we intend to do with the brand (indiscernible) be part of the evaluation process that we will undertake here over the next several months. Relative to the question about what underlies the brand should we choose to keep it; obviously it’s our intent to be as leveraged as possible with the assets that we have developed over the last several years. In the manufacturing organization as well as other parts of our business model to try and leverage as much of that as we can. So whether or not we keep the brand up, that will be our intent regardless.

Kevin Hunt—Thomas Weisel Partners—Analyst

You kind of alluded that there would be some like China would stay open, so is it the intent that you will leverage the existing infrastructure of both Maxtor and Seagate? Is that the right takeaway here?

Dave Wickersham—Seagate Technology—COO

Kevin, Dave Wickersham again. I think that is the right takeaway. Because as Charles noted, there are a couple of examples that were mentioned that are very, very complementary to Seagate’s. It’s not just supply chain but the leverage and scale that we will apply to the volumes going forward. So it certainly is our intent to take advantage of the assets that Maxtor has and like I said in some cases they are very, very complementary. As you might imagine in other cases there may be some duplication of resources and facilities and we will take a look at that now. But right now we see some very significant opportunities to take advantage of what Maxtor brings to the table.

Kevin Hunt—Thomas Weisel Partners—Analyst

One more if I could. Charles, you talked about significant potential, I guess for significant attrition. Any way you can quantify? Is significant 20% or 50%?

Charles Pope—Seagate Technology—CFO

At this point in time we have modeled a meaningful amount into it. I don’t want to quantify what that is. I think various players are going to go in and quantify us, but we believe that in this transaction while we do not expect anything near that amount, we could see attrition in excess of revenues that would represent 50% of what Maxtor’s stand-alone revenues are today and still have a very accretive transaction.

Kevin, you asked a question of C.S. that he is prepared to answer.

C.S. Park—Maxtor Corporation—Chairman & CEO

Kevin, I will give you a little color. Obviously the Board as I have said has looked at all the options and so forth so at this point as far as I’m concerned, yes, this is the proposal and the agreement that we are committed to and we are done. Probably the agreement will be probably disclosed. As a part of this agreement, we agreed to a no-shop. There is certainly a certain fiduciary out from (indiscernible) standpoint. Other than that as far as I’m concerned this is the transaction that we are fully behind and look forward going forward to the future.

Kevin Hunt—Thomas Weisel Partners—Analyst

Thanks.

Operator

Mark Moskowitz, JPMorgan.

Mark Moskowitz—JPMorgan—Analyst

I just wanted to get back to some of the earlier questions and maybe take it a different angle here. If we look at the industry the way it has benefited from various stable economics relative to historical trends over the past 12 months, owning to some of the woes on Maxtor I’m just wondering, Bill or Charles, if you can weigh in on how much of this proposed transaction was really inspired by just trying to preserve the stable economics longer-term rather than some of the other opportunities that you’ve suggested? Because when I look at the potential revenue attrition, it does not sound like you’re giving that much except for the retail presence, the supply chain potential benefits and the enterprise turnaround.

Unidentified Company Representative

Mark, why don’t I take a stab at that? You know, there are significant benefits are being derived here. This is a competitive industry. It will always be a very competitive industry. There has been a modicum of stability during this past year which has been pleasant, but we anticipated being a competitive industry as we go forward, requiring increasing resources to offer all the products to a growing set of in the customer base and certainly in the growing CE and retail businesses. And so combining these resources at this point in time to be able to respond to everything in a very leveraged manner is how we view this transaction.

Mark Moskowitz—JPMorgan—Analyst

So in terms of the combined resources, though, I know you guys don’t want to really get into the details as far as what product lines will be shuttered or capped, but if I look at it correctly it seems like you’re going to keep the desktop and maybe — or keep the enterprise, and the PVR, DVR assets of Maxtor but probably shutter the desktop pieces. Is that too premature to assume?

Charles Pope—Seagate Technology—CFO

Well first Mark, we need to understand that this transaction is going to take six to nine months to close. And if you sit and look at product generations in this industry, they are kind of 9 to 12 or 15 months, so talking about which product line will be kept or not kept during this generation of products is kind of irrelevant. We’re both operating on a stand-alone basis during the period of pendency and what will really be meaningful is post this generation of products, how do we integrate it in a way that we can fully leverage the scale that is available under the Seagate platform model?

Bill Watkins—Seagate Technology—President & CEO

Mark, this is about increasing scale to drive cost efficiencies on the operation side and increasing scale to leverage more R&D investment.

Mark Moskowitz—JPMorgan—Analyst

Okay, and one last question if I could. As far as your Milpitas facility given that you do have two floors there that are idled, should we presume that maybe the Thailand facility maybe never really becomes a reality for Maxtor and you just move the Milpitas assets in terms of the equipment to (indiscernible)?

Dave Wickersham —Seagate Technology—COO

Mark, Dave Wickersham. I think C.S. has commented briefly with their plans. I think it is premature for us to proclaim exactly how we are going to take advantage of it. And it really is an advantage of the resources that Max Media brings as well as our supplier partnerships, as well as the assets that we have and the flexibility we have in Woodlands too, so the good news for us is that we have some flexibility going forward. It’s premature to tell you exactly what we’re going to do. We’re going to need to collaborate on those types of things to make sure that the combined company is really taking advantage of the assets both internally and externally that we have available to us going forward.

Mark Moskowitz—JPMorgan—Analyst

Okay, thank you.

Operator

Laura Conigliaro, Goldman Sachs.

Laura Conigliaro—Goldman Sachs—Analyst

A few things please. First of all can we just go back and clarify the timing again? You indicated that this is not going to close until the second half of calendar ‘06 I think you said. And then you’re going to need a full year — it will take a full year before you start to see the accretion. So we’re not going to actually see the accretion starting until the beginning of calendar ‘08? Then I have a few questions after that.

Charles Pope—Seagate Technology—CFO

Laura, you are correct. We expect the close of the transaction to be in the six to nine-month timeframe, which would put it in the back half of calendar 2006. We believe at the end of the first year of combined operations we won’t have a full benefit of the synergies. During that year there will be incremental changes on a quarter-to-quarter basis as we go through it so that there will be some of the realized benefits even during the back half of 2006 after it has closed, the first half of 2007. But in terms of looking at the total picture of what a stable run rate and expectation should be going forward, we would not expect to have that full benefit until about a year post closing.

Laura Conigliaro —Goldman Sachs—Analyst

Okay, great. I have two or three little questions too. As far as the accretion is concerned, you indicated, Charles, that you are assuming that you can get to 10 to 20% accretion within this timeframe that we just discussed. Now you have said you modeled in a meaningful amount of revenue attrition, meaning in excess of perhaps 50% of Maxtor’s revenue, but to what extent is that — my assumption is that is not what you actually modeled to get to the 10 to 20% accretion. Maybe you can talk to us about that, and then two more questions.

Charles Pope—Seagate Technology—CFO

You are correct. I did not model attrition of what would represent 50% of the revenue that is expected from Maxtor. That was a statement that said we could have even a little greater than that and still have it be accretive. We don’t think it will be — there won’t be nearly that much attrition.

Laura Conigliaro—Goldman Sachs—Analyst

So can you give us a sense of what kind of attrition you actually think is consistent with that 10 to 20% accretive earnings model?

Charles Pope—Seagate Technology—CFO

I don’t think it’s beneficial to quantify to that level of granularity at this point in time, Laura. And again the intent and I believe that if we serve the customer base well, we have the ability to have modest attrition of revenue.

Laura Conigliaro—Goldman Sachs—Analyst

Now I guess onto the product. It sounds like certainly part of the reason for this and there are a number of reasons is the interest and really in taking capacity out of the system in areas where there is too much capacity and then putting it into the parts of the system where there is not enough capacity to meet future demand—which would suggest that a fair amount of desktop capacity and maybe even a slight amount of some of the enterprise capacity could be one of the goals. Is that realistic?

Charles Pope—Seagate Technology—CFO

Absolutely not. The intent is to maintain all of the revenue and we believe that in both cases there’s growth opportunities and the intent is to maintain the revenue as it is and take full advantage of the growth in the future.

Laura Conigliaro—Goldman Sachs—Analyst

But of course you have to integrate the product before you get to that point. And you yourself have said many times that you have the leading innovation and the leading products in those particular spaces that I mentioned or at least in those spaces. So in order to really take full advantage of all of the market share and not give up some of that capacity, wouldn’t that have to really come based on integrated product?

Charles Pope—Seagate Technology—CFO

Again my comment earlier, Laura, is that if you sit and look at how product generations roll out, during the period of pendency and then the integration period, it kind of joins well when a next generation of products would be rolling out, and so during this generation of products that both Seagate and Maxtor have announced, those products are going to need to run their course and the integration will be on the next generation following the closure.

Laura Conigliaro—Goldman Sachs—Analyst

Okay, just very quickly then, is it fair to say that one of the reasons why this deal took place right now and at the premium that is being offered is because there was interest on the part of other parties or party? Then finally how much of the $300 million in savings do you expect to come from OpEx versus, say, cost of goods?

C.S. Park—Maxtor Corporation—Chairman & CEO

Again as I said before, clearly we have considered all aspects in terms of the premium to the shareholders and their future. Clearly their participation in the combined company basis, so again we felt very good about the process and the opportunities that presented to us.

Bill Watkins—Seagate Technology—President & CEO

I think, Laura, the premium represents what we really believe is sort of the transaction significant cost synergies that we can create here. And so we believe it is a fair price and we think we have tremendous opportunities with the combined company.

Laura Conigliaro—Goldman Sachs—Analyst

So the premium doesn’t come about partly because that was also close to some other discussions elsewhere?

Bill Watkins—Seagate Technology—President & CEO

Not that I — we had nothing to do with that. And let me answer your last question, Laura, which was how much of the $300 million of synergies are OpEx. All of the $300 million is OpEx. There are additional cost of sales synergies and those are represented by the statements I made relative to the incremental revenues and the incremental margin that those represent.

Laura Conigliaro—Goldman Sachs—Analyst

Got it, thank you.

Operator

Andrew Neff, Bear Stearns.

Andrew Neff—Bear Stearns—Analyst

Maxtor does not have — their operating expenses are only around $450 million. $300 sounds like a big number coming out of that, so I just wanted to clarify. Basically that is coming out of OpEx. Is that what you are saying?

Charles Pope—Seagate Technology—CFO

That is correct.

Andrew Neff—Bear Stearns—Analyst

The second question and clarification when you say you’ll pay Maxtor $300 million if you don’t win antitrust approval, will you also, have you agreed to make any changes that the Department of Justice requires or will you review that or is that not part of the agreement?

Charles Pope—Seagate Technology—CFO

You know, as we indicated we intent to work constructively with the regulators in order to gain approval. We have not made any commitments relative to what we will or will not agree to as we go through this process, but we believe that there’s certainly good reasons why the process should go forward exactly as it has been defined.

Andrew Neff—Bear Stearns—Analyst

Is there anything that could change the terms of the deal if Maxtor’s revenues are hurt while the deal is in progress? Or this 0.37, that’s a fixed number that is unchangeable? Is there anything that can change that exchange ratio I guess?

Bill Watkins—Seagate Technology—President & CEO

The 0.37 is a fixed exchange ratio.

Andrew Neff—Bear Stearns—Analyst

Lastly are there any balance sheet contingencies in terms of relative to the purchase price that you’ve taken into account if cash goes up a lot or down a lot that can adjust that?

Bill Watkins—Seagate Technology—President & CEO

No.

Andrew Neff—Bear Stearns—Analyst

And I think that addresses most of the questions I had. Thanks very much.

Operator

Keith Bachman, Banc of America.

Keith Bachman—Banc of America Securities—Analyst

I have a couple if I could. I understand from Maxtor’s perspective why now. I am still not clear on Seagate’s perspective why now as opposed to — again normally there’s some seasonality associated with these business particularly in the first and second quarter. Why now?

Bill Watkins—Seagate Technology—President & CEO

Again I will go back as we have looked at this and evaluated we believe that there’s just significant cost savings that we can do both on the below the line and on the operating side. We’ve looked at this and again, we think the combined and in the statement we said that as we looked at our stand-alone plan and what we can do as a combined company, we believe we have tremendous opportunities going forward. But it is about leveraging. It is about scale on the operating side and on the engineering side.

Keith Bachman—Banc of America Securities—Analyst

Charles, for you, you mention there’s been some discussion this morning on the attrition of revenue or leakage of revenue. Where would you anticipate most of that leakage to be? My assumption is on the desktop side, but like to get your comments if you have done some thoughts or probability weighted outcomes on that.

Charles Pope—Seagate Technology—CFO

I guess the best way for me to answer that is I don’t expect any. I have modeled some in. And everyone is going to sit and look at different areas where they think that might arise and it is just prudent for us to model in a meaningful amount to see what kind of sensitivity the transaction has to this. And so our objective is to make sure we operate in a way that that doesn’t happen.

Keith Bachman—Banc of America Securities—Analyst

But where would you expect, I mean if you did — I understand you don’t want it to happen, but where would you expect the leakage to actually come about? I mean kind of feedback —

Bill Watkins—Seagate Technology—President & CEO

We don’t really can answer that question. It really depends on what competitors do, what customers want, where we are, it is going to be nine months out, so it’s kind of a — we would just be blowing in the wind whatever we tried to tell you.

Keith Bachman—Banc of America Securities—Analyst

It’s not going to be nine months out though. I would assume the leakage is going to be starting almost immediately from a customer response perspective as well as your competitors.

Bill Watkins—Seagate Technology—President & CEO

I looked at the Conner-Seagate deal and I looked at the Quanta-Maxtor and during the time of the deal there was very little leakage. Both revenues were pretty much growing in that time.

Kevin Hunt—Thomas Weisel Partners—Analyst

Perhaps a different —

Bill Watkins—Seagate Technology—President & CEO

I don’t know about Hitachi-IBM — I did not know Hitachi’s numbers before the deal as they were not public.

Keith Bachman—Banc of America Securities—Analyst

Can I go then to the physical plant side, if I think about 12 months forward, presumably there would be some excess capacity in certain areas. Is there any kind of comments or color you can add on the physical plant side on how you expect to be operating?

Dave Wickersham—Seagate Technology—COO

The short answer to that is no, it’s probably premature. But I guess I will just reemphasize that both from a component and an assembly and test perspective we are highly utilized if not frankly constrained. And the business will continue to grow, so we will look out over the next couple of years and continue as we have done to take advantage of our supply chain, rationalize what Maxtor brings to the table. We mentioned a couple examples of Maxtor in China and again, it is very complementary to our growth plans going forward. But, to comment in detail beyond that at this point I don’t think is appropriate.

Keith Bachman—Banc of America Securities—Analyst

Let me try one last one then. Seagate’s a clear leader in perpendicular technology and in presentations you’ve identified that perpendicular is a very difficult transition to go through and you’ll be starting with perpendicular based platforms during the course of, well, now through the next two years. Maxtor is I think generally regarded as not a leader in perpendicular. How does this product transition as the industry moves toward perpendicular, how does the incompatibility of some of those statements, how should we be thinking about that?

Dave Wickersham—Seagate Technology—COO

(inaudible) but we are committed to the Seagate product roadmap. We’re committed to where we are for perpendicular in the technology. We have actually obviously have looked at the combination and we believe that actually Maxtor will add critical resources on engineering. We think their media is fully capable of doing this and so again, I think we’re pretty much committed to our plan and we see this as being sort of additive and probably making our execution a lot easier.

Keith Bachman—Banc of America Securities—Analyst

Thanks, guys. Good luck.

Operator

Kathy Huberty, Morgan Stanley.

Kathy Huberty—Morgan Stanley—Analyst

Charles, I know there’s a lot of uncertainty around how to leverage all the manufacturing infrastructure, but as we think in near-term, should we expect any change in Seagate’s CapEx plans over the next six to nine months? Just in anticipation of gaining additional capacity from Maxtor?

Charles Pope—Seagate Technology—CFO

Actually a really good question, Kathy, and I do believe that there are some circumstances where we have brick and mortar in place and it would be appropriate to begin. As we get some visibility into the questions that might come up through regulators and all to begin increasing some of the capacity so that we can make the transition in a more timely manner. And so one of the things that Dave will be evaluating in this integration is what those requirements might be and doing it in a way that it doesn’t add any meaningful incremental risk but facilitates the transition. So we will need to get back with you on details but I think that’s a good insight relative to the opportunity this year.

Kathy Huberty—Morgan Stanley—Analyst

Okay, great. Thanks, guys.

Operator

Clay Sumner, FBR.

Clay Sumner—Friedman Billings Ramsey—Analyst

In that same vein, if you don’t expect to be able to close until the second half of calendar ‘06, will Maxtor change its CapEx plan for the first half of ‘06 or generally does it make sense for them to continue to march on product development plans they had for the first half of the year?

Duston Williams—Maxtor Corporation—EVP & CFO

This is Duston. Well you know, basically as C.S. said about the timing of the facility kind of look at everything and evaluate everything going forward, but it is business as usual very much so for Maxtor going forward, but we will look and evaluate things on a one-off basis.

Clay Sumner—Friedman Billings Ramsey—Analyst

Somebody mentioned a minute ago that if anything you might be highly constrained or might be constrained on assembly and test physical capacity. Was that in regards to Seagate or Maxtor or both?

Dave Wickersham—Seagate Technology—COO

That was Dave Wickersham and what I described is, well first I would say from an industry perspective there continue to be component shortages. That hasn’t changed and nor do we see that changing for the foreseeable future. The specific question on assembly test was a Seagate statement but I don’t think it’s unique to Seagate. So as Charles indicated to Kathy’s question, we already are fairly much constrained given just the customer acceptance of the products we have had to date and certainly we’re going to go look at continuing to try to put some flexibility in place just as a normal course of business. And we will continue to look closely at that going forward.

Clay Sumner—Friedman Billings Ramsey—Analyst

Thank you very much.

Operator

Shaw Wu, American Technology Research.

Shaw Wu—American Technology Research—Analyst

Just the quick question on antitrust concerns. Combined the two entities will I guess the new Seagate will own 40 to 45% market share in the disk drive industry. Is any concerns you run into some issues there with the regulators? And is this the main reason why you are projecting that the deal won’t close until the second half of ‘06?

Charles Pope—Seagate Technology—CFO

I think that’s accurate. I think that at first blush it will appear that there is a significant concentration of share in the combined entity, but this industry has repeatedly shown the competitive nature of the industry and even after this combination there will be many significant competitors out there with very large resources, both financial and technical resources to continue that competitive nature. We think that there are very strong arguments relative to why this will in fact be beneficial to the consumer because of the rate of innovation that it can increase going out to the customers and the leverage and cost benefits that will come across that scale to drive lower costs and consequently the opportunity to maintain aggressive pricing in the market.

Shaw Wu—American Technology Research—Analyst

Are you prepared to divest certain businesses if required so? Are any comments there?

Bill Watkins—Seagate Technology—President & CEO

As I had mentioned earlier, we believe that we have the ability to get this transaction through as has been announced. We have not made any commitments to do anything per se and will need to sit and visit with the regulators and see how they view it and hopefully bring them up to speed on why this is beneficial.

Shaw Wu—American Technology Research—Analyst

Okay, thanks.

Operator

Eric Rubel, (ph) Miller (indiscernible) Roberts. (ph)

Eric Rubel Analyst

I just wanted to ask if you could walk me through any make-whole provisions that could be triggered from the transaction or is that not operative? On the convertible notes. I am reading they are not —

Bill Watkins—Seagate Technology—President & CEO

I missed the last part of your question.

Eric Rubel Analyst

Am I reading the make-whole provisions under the convertible notes are not activated? Am I correct in that reading?

Bill Watkins—Seagate Technology—President & CEO

I believe that is accurate.

Eric Rubel Analyst

Okay, thank you very much.

Operator

Kevin Hunt, Thomas Weisel Partners.

Kevin Hunt—Thomas Weisel Partners—Analyst

I actually had one follow-up. Are there any collars on this deal given the long window here before closing?

Bill Watkins—Seagate Technology—President & CEO

There are no collars on it.

Kevin Hunt—Thomas Weisel Partners—Analyst

Okay, thanks.

Operator

Robin Shaw (ph) (indiscernible) Capital.

Robin Shaw Analyst

Can you talk about the impact it might have on some of your suppliers, especially Maxtor suppliers?

C.S. Park—Maxtor Corporation—Chairman & CEO

This is C.S. We believe we are pretty well locked in and have a very strong relationship given our platform, our product deliveries with our various supplier base. And we continue to strengthen that relationship and also probably as part of this combination there will be some opportunities, so we feel very good about our supplier base going forward.

Robin Shaw Analyst

Can you talk about any in-house products that are made at Seagate, media products that are made at Seagate in-house and how that might affect Maxtor suppliers?

Bill Watkins—Seagate Technology—President & CEO

Could you repeat that, I didn’t quite get that.

Robin Shaw Analyst

Any media components that are made in-house at Seagate and how much of that will be insourced after the Maxtor acquisition?

Dave Wickersham—Seagate Technology—COO

Dave Wickersham, let me take that. As we said before between now and the transaction close there’s no change. Each of us are going to continue to take advantage of the internal capacity, and the external partnerships and that will not change through the transaction close. As I said looking forward, we continue to see growth in the demand for disk drives and therefore media, particularly high-capacity drives. Therefore driving more demand on media. We think there’s plenty of demand to go around. How we’re going to optimize our facilities and partnerships going forward is again premature to comment in detail.

Operator

(OPERATOR INSTRUCTIONS) Andrew Neff, Bear Stearns.

Andrew Neff—Bear Stearns—Analyst

Just a follow-up. You talked about the savings you expect at year out. Could give a sense for fiscal ‘07 what sort of savings you might see on an operating expense basis?

Charles Pope—Seagate Technology—CFO

Andy, this is Charles. Dave is going to need to have time to go through a real integration plan so we can sit and see how the integration will be staged through fiscal ‘07 post close. And so I think it is a little premature to talk about timing of when different types of synergies might come about.

Andrew Neff—Bear Stearns—Analyst

Will you see some savings in fiscal ‘07 or you think it is maybe any sense of that? I mean just as we try and model for fiscal ‘07, to look like.

Charles Pope—Seagate Technology—CFO

Absolutely and as I indicated to Laura, we would expect at post close to see incremental savings on a quarterly basis as we go through the integration, but it will probably take approximately four quarters to be fully integrated so we have the full benefit of all of the synergies.

Andrew Neff—Bear Stearns—Analyst

Thanks.

Operator

Toby Kram (ph) with (indiscernible) Capital.

Toby Kram Analyst

I am sorry if I missed this answer before, but can you speak about Maxtor’s plans to ramp 160 gigs? We assume those are on hold until after the integration?

C.S. Park—Maxtor Corporation—Chairman & CEO

We certainly continue to ramp up our drives and we have a great plan in terms of 160 Gig in first-half of 2006, so yes, our plan is on progress, is on track.

Toby Kram Analyst

And can you just repeat what percent of — how quickly that ramp should occur?

Duston Williams—Maxtor Corporation—EVP & CFO

What we said is the initial ramps in the second quarter probably 50% ramped in the third and then pretty much fully ramped in Q4, and that project is going ahead obviously. No change whatsoever. And we are on track to deliver that product.

Toby Kram Analyst

Great, thanks a lot.

Operator

Paul Wu, Lehman Brothers.

Paul Wu—Lehman Brothers—Analyst

I have a question again a follow-up on your question regarding components. Obviously TDK is the main supplier of heads for Maxtor, and I know that Seagate produces its own heads. Do you think that after the acquisition Seagate will be able to produce enough heads to supply for both, for the combined company?

Dave Wickersham—Seagate Technology—COO

Let me take that, and again it is a little premature to comment in detail but I will tell you that there’s no secret that part of this deal is scale and leverage. And we want to take full advantage, continue to take full advantage both of our technology, specifically our head technology in this case, and the cost advantages that that brings to the table. So that clearly is our preferred path going forward. However having said that, we have had very good experience working with external partners, including the media and we are keeping our options open in terms of how we’re going to transition beyond the transaction close. We’re trying to keep an open mind. Like I said we want to take advantage of Seagate’s technology and cost for sure but likewise the Maxtor model has been successful. And our model working with media partners as an example has also been very successful, so we are keeping our mind open.

Operator

Robin Shaw Analyst

Robin Shaw Analyst

I just wanted to follow-up on the media question. I was just wondering can you, can Seagate and Maxtor talk about for your media component how much your, what percentage of your buying from outside supplier and what percentage are you using insourced? Then I have a follow-up.

Dave Wickersham—Seagate Technology—COO

This is Dave Wickersham. Let me try to take that and I don’t mean to speak for Maxtor but again it won’t change. The strategy, I will speak to Seagate specifically has been in the range of 10 to 15% of our media. Maxtor is a much higher percentage and again each of us will continue to execute to those plans to the transaction close. Beyond transaction close we will continue to utilize external partnerships as well as internal capacity.

C.S. Park—Maxtor Corporation—Chairman & CEO

This is C.S. We currently are about 60% internally supplied from a media standpoint and we continue to on that path.

Robin Shaw Analyst

So for Maxtor 60% internally, 40% outsourced? You’re buying from outside suppliers, right?

C.S. Park—Maxtor Corporation—Chairman & CEO

That is correct.

Robin Shaw Analyst

For Seagate you mentioned 10%. That is 10% you’re buying from outside suppliers?

Dave Wickersham—Seagate Technology—COO

Today approximately 10 to 15% has been our model and we have been consistent with that.

Robin Shaw Analyst

Do you have more capacity to make more media in house, going forward?

Dave Wickersham—Seagate Technology—COO

As I said before what we will do is — we continue to see growth both in terms of drives and specifically and particularly in components with the higher capacity mix up in terms of the demand we’re seeing. So with or without this combination we will definitely need more capacity, as will our partners. And again we’re going to work together post close to determine how we do that going forward, but I want to make it clear we’re going to continue to depend on, work on, both our external partners and we see the need to utilize the capacity that Maxtor brings to the table as well as Seagate.

Robin Shaw Analyst

If I may just one follow-up question. Do you feel, on combined basis do you feel you might have more price bargaining power against your outside suppliers post acquisition? Has that been — has that cost-saving, has that been considered?

Dave Wickersham—Seagate Technology—COO

This is Dave again and again what we have described here, the savings we have described, the answer is no in that the savings of OpEx have been described by Charles, the $300 million annual savings. And then the leverage and scale reflect the Seagate model; what we have experienced to date. So certainly we would expect to see leverage and scale and synergies as we optimize the supply chain, but that is not what we’re dependent on for the savings we have described.

Robin Shaw Analyst

But do you expect any savings from that?

Dave Wickersham—Seagate Technology—COO

Look, I don’t think it is appropriate for me to comment beyond what I have already.

Operator

Will Harrington (ph) Wall Street Access.

Will Harrington—Wall Street Access—Analyst

I had a few logistical questions regarding the deal here. I was wondering first of all if both sets of shareholders will have to vote on the transaction as well as I was wondering if I could clarify — I understand the 300 million payable by STX to Maxtor under certain circumstances — but I was wondering on the reverse side of things if there would be a termination fee payable by Maxtor to Seagate.

Charles Pope—Seagate Technology—CFO

Yes, we will need to have shareholders votes from both organizations and in order to understand both the $300 million termination fee and a breakup fee on the other side, I think what will be best is that during the coming 48 hours we will be getting an 8-K out that represents the full definitive agreement that shows all of that and I think it will be best to wait and review the entire definitive agreement.

Operator

Phil Rowe (ph) Susquehanna.

Phil Rowe—Susquehanna Financial Group—Analyst

Two quick questions. What is the impact of the acquisition on the media agreements with Komag? (ph) Does the commitment change post acquisition? On the Maxtor side?

C.S. Park—Maxtor Corporation—Chairman & CEO

As we said again during this transaction we continue to stick to our plan and there is no foreseeable change in that strategy. Post obviously transaction as the combined company, obviously, Dave, you can address this.

Dave Wickersham—Seagate Technology—COO

I think C.S. answered this. Short answer is no.

Phil Rowe—Susquehanna Financial Group—Analyst

Secondly does the, does this acquisition change Seagate’s plan for use of cash with reference to the buyback?

Bill Watkins—Seagate Technology—President & CEO

As I indicated in the call, I believe we have adequate resources to participate in the buyback that the Board of Directors have authorized. We will have to do it within the constraints of the securities law during the pendency of this transaction. And so we’re probably going to have some constraints there and we will probably only be able to have nominal buybacks during this period of time, but from a resource perspective we believe that there are adequate resources for the transaction, for the other announced decisions that have been made.

Operator

Aaron Rakers, AG Edwards.

Aaron Rakers—A.G. Edwards—Analyst

Congratulations. I won’t ask a question on the supply chain but I know you guys did provide some color on the quarter for Seagate, 2.2 billion in revenue. It looks like at the high-end of your prior guidance range as well as EPS. Is there any update that you can provide in terms of what you’re seeing from a demand perspective by be it desktop enterprise—and even notebook—that you can provide for us at this point in time on a quarter?

Bill Watkins—Seagate Technology—President & CEO

No, I think we will leave it where it is at and we will have more information on this quarter when we talk about it in January.

Aaron Rakers—A.G. Edwards—Analyst

Fair enough.

Operator

(OPERATOR INSTRUCTIONS) Andrew Neff, Bear Stearns.

Andrew Neff—Bear Stearns—Analyst

This is really my last question which relates to the tax rates. There’s lots of moving parts for your tax rate and Maxtor’s tax rate and mostly credits and agreements that you have. Any sense of what the tax rate could be for a combined entity, and what factors could push that one way or the other and how that will flow over the next couple years?

Charles Pope—Seagate Technology—CFO

Of course we’ve taken a high-level look at it, but it is premature to get that granular. We need to do a lot of both analysis of the existing and then also planning around the combined opportunities. And so we don’t have that level of granularity available to us.

Andrew Neff—Bear Stearns—Analyst

Will you use Seagate’s tax rate, is that an appropriate approach or there is other factors that could reduce that or increase that or—.

Charles Pope—Seagate Technology—CFO

On a combined basis there is a lot of moving parts that we will have to work through but this transaction was not valued on tax benefits one way or the other, so —

Andrew Neff—Bear Stearns—Analyst

Okay, thanks.

Bill Watkins—Seagate Technology—President & CEO

Here I think we’re going to end the call today. So before we close I want to wish everyone a happy holidays. Please be aware that both Seagate and Maxtor have limited administrative coverage during the holidays, so we will return your calls as quickly as possible. And we look forward to talking to you further in the new year. Thank you.

Operator

This concludes today’s conference call. You may now disconnect.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2005, Thomson StreetEvents All Rights Reserved.